SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission file number 1-9389

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C&D TECHNOLOGIES SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&D TECHNOLOGIES, INC.

1400 UNION MEETING ROAD

BLUE BELL, PA 19422

C&D Technologies Savings Plan

Index

December 31, 2009 and 2008

*	Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2009.

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the C&D Technologies Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of C&D Technologies Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Philadelphia, Pennsylvania June 28, 2010

C&D Technologies Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Assets

Investments, at fair value	$30,852,788	$27,020,159
Contributions receivable:
Participant	6,731	62,260
Employer	151,654	187,577
Accrued income receivable	335	85

Total Assets	31,011,508	27,270,081

Liabilities
Accrued liabilities	2,224	2,158

Total liabilities	2,224	2,158

Net assets available for benefits at fair value	31,009,284	27,267,923

Adjustment from fair value to contract value for interest in the common collective trust relating to fully benefit-responsive investment contracts.	103,264	305,957

Net assets available for benefits	$31,112,548	$27,573,880

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008

Additions

Net appreciation (depreciation) in fair value of investments	$4,348,278	$(15,092,628)
Interest income	19,376	23,860
Dividend income	595,237	1,510,132
Employer contributions	739,448	794,201
Participant contributions	1,700,632	1,894,001
Roll-over contributions	165,352	328,759

Total increase (decrease)	7,568,323	(10,541,675)

Deductions
Benefits paid to participants	3,987,624	7,069,402
Administrative expenses	42,031	44,109

Total deductions	4,029,655	7,113,511

Net increase (decrease)	3,538,668	(17,655,186)

Net assets available for benefits
Beginning of year	27,573,880	45,229,066

End of Year	$31,112,548	$27,573,880

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of Plan

General

The following description of the C&D Technologies Savings Plan (the “Plan”) provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan’s provisions.

As defined in the Plan document, the Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the “Company”) are eligible to participate with the condition that salaried and hourly employees, whose terms and conditions of employment are governed by a collective bargaining agreement, are only eligible to participate if that agreement states that they are eligible. The collective bargaining agreement with our hourly employees in Attica, Indiana was amended in 2007 to permit the employees covered to participate in the Plan effective January 1, 2008. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (“ERISA”).

Employee Contributions

The participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 50% subject to limitations of the plan provisions. Participants may make voluntary after-tax contributions ranging from 1% to 10% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan currently offers 29 mutual funds, one common collective trust and the common stock of the Company, ( the “Unitized Fund”), as investment options for participants. There are no restrictions on participant election options.

Employer Contributions: Salaried Participants

The Company may elect to make matching contributions to the salaried participants’ Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. In 2009 and 2008, the Company matched 50% of the salaried participants’ eligible contribution. This matching company contribution is invested according to the participants’ allocations.

Additionally, the Company may make a discretionary salary profit sharing contribution not to exceed 8% of the participant’s annual compensation. The Company did not make discretionary profit sharing contributions to salaried participants for the Plan years ended December 31, 2009 and 2008. All employer contributions are invested according to the participants’ allocations. See Subsequent Event below.

Employer Contributions: Hourly Participants Not covered by a Collective Bargaining Agreement

The Company makes a mandatory hourly profit sharing contribution on behalf of each eligible hourly participant equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:

Years of Vesting Service	% of Compensation

0-5	2.5%
6-10	3.0%
11-20	3.5%
21 and greater	4.5%

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Additional employer contributions may be made for hourly participants based on the discretion of the Board of Directors. These hourly participants are eligible to receive these discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year. For the years ended December 31, 2009 and 2008, there were no such additional discretionary employer contributions made for the hourly participants.

Employer Contributions: Hourly Participants Covered by a Collective Bargaining Agreement

The Company is not required to make any contributions to the accounts of employees covered by a Collective Bargaining Agreement.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is a benefit that can be provided from participant’s vested account.

Vesting

Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company’s contributions and earnings thereon is based on years of continuous service. Salaried participants are 100% vested after three years of service as defined in the Plan document. Hourly participants are ratably vested over five years of service as defined in the Plan document. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive one-year breaks-in-service following a participant’s termination of employment.

Forfeitures

At December 31, 2009 and 2008, forfeited nonvested account balances totaled $46,917 and $47,895, respectively. These accounts are used to reduce Company payments of future employer contributions and/or Plan expenses. For the Plan years ended December 31, 2009 and 2008, Plan administrative expenses of $28,316 and $28,734, respectively, were funded from forfeitures. For the plan years ended December 31, 2009 and 2008, the Company applied forfeitures to fund employer contributions of $29,660 and $29,672, respectively.

Payment of Benefits

At the election of the participant, participant benefit payments resulting from termination of employment, death, disability or retirement are distributed in a lump sum amount in cash equal to the value of the participant’s vested interest in his or her account. However, participants who have terminated service with the Company and have vested accounts valued at less than $5,000 are paid a lump sum distribution which may be directly paid to the participant or paid as direct rollover payment to an IRA or another plan.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Participant Loans

Participants may borrow from their vested contribution balances. The loan is limited to the lesser of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is established at rates commensurate with local prevailing rate, currently prime plus 2 percent. Loans outstanding at December 31, 2009 have interest rates in a range of 5.25% - 11.5% and mature from 2010 - 2018.

Line of Credit

The trustee has arranged for the Plan to utilize a line of credit to facilitate participant requested transactions in the event that disbursement transactions on any given day exceed the cash position available in the Unitized Fund. Amounts borrowed against the line of credit during 2009 and 2008 were subject to interest rates of approximately 0.7% and 3.0%, respectively. At December 31, 2009 and 2008, there was no outstanding balance related to this line of credit.

Subsequent Events

Effective February 1, 2010, the Company has suspended matching contributions to the Plan except for the mandatory hourly profit sharing contributions discussed above.

The Company notified employees by letter dated May 20, 2010 that, as a result of converting the C&D Tech Stock Fund held in the Plan into C&D Tech Stock, a real-time traded stock fund (“RTT Fund”), there was a blackout period scheduled to begin at 4:00 p.m., local time, on June 23, 2010 and to end on or around June 30, 2010. Once the transfer is completed, the Unitized Fund will be removed as an investment option in the Plan. During the blackout period, participants in the Plan are unable to effect certain transactions with respect to the Unitized Fund under Plan accounts, including moving assets from the Unitized Fund to another fund prior to the reallocation to the RTT Fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As required by accounting guidance related to investment contracts held by a defined-contribution plan, the plan is required to report these amounts at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

For the Plan year ended December 31, 2009, the Plan adopted new accounting guidance regarding the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Upon adoption, the ASC became the source of authoritative generally accepted accounting principles in the United States, and supersedes all then-existing non-SEC accounting and reporting standards. All other accounting literature not included in the ASC became non-authoritative. The adoption did not have a significant impact on the Plan’s financial statements.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

For the Plan year ended December 31, 2009, the Plan adopted new accounting guidance regarding subsequent events. The guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption did not have a significant impact on the Plan’s financial statements.

For the Plan year ended December 31, 2009, the Plan early adopted new accounting guidance on fair value measurement disclosures which requires additional disclosures about recurring and nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The adoption did not have a significant impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year end unit closing price (comprised of year end market price of Company stock plus uninvested cash position). Investments in common/collective trusts are stated at the unit value of the portfolio which is based on the fair value of the underlying trust investments. Participant loans are valued at cost which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expense will generally be paid by the Company. Expenses include recordkeeping related and auditing fees.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates and those differences could be significant.

Payment of Benefits

Benefits are recorded when paid.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2009		2008
Fidelity Managed Income Portfolio, 5,656,516 and 5,977,914 shares, respectively	$5,656,516		$5,977,914

Fidelity Magellan Fund, 55,322 and 63,219 shares, respectively	3,558,301		2,899,234

Fidelity Low-Priced Stock Fund, 92,911 and 92,330 shares, respectively	2,967,563		2,134,659

Fidelity Diversified International Fund, 80,097 and 86,273 shares, respectively	2,242,712		1,855,733

Freedom 2020 Fund, 165,871 and 130,268 shares, respectively	2,081,681		1,309,191	*

Fidelity Government Income Fund, 160,345 and 173,801 shares, respectively	1,665,988		1,903,125

Fidelity Puritan Fund, 93,691 and 127,300 shares, respectively	1,504,672	**	1,662,539

Fidelity Growth & Income Fund, 0 and 112,089 shares, respectively	0	**	1,476,213

*	Investment represents less than 5% of the Net Assets at December 31, 2008, only.
**	Investment represents less than 5% of the Net Assets at December 31, 2009, only.

During 2009 and 2008, the Plan’s investments appreciated (depreciated) in values as follows:

	2009	2008
Mutual Funds	$4,885,756	$(14,249,468)
Common Stock	(537,478)	(843,160)

	$4,348,278	$(15,092,628)

4.	Fair Value Measurement

The accounting guidance for fair value includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stocks: valued at the closing price reported on the active market in which the individual securities are traded.

•

Mutual funds: valued at the net asset value of shares held by the Plan at year end. The share value is based on the quoted price at the end of the day on the active market in which the individual mutual funds are traded.

•

Common collective trust fund: valued at the net asset value of units held by the Plan at year-end, and generally, include the use of significant observable inputs in determining the unit value. This Fund does not have any unfunded commitments, has daily liquidity with trades settling between 1 and 3 days, and is not subject to any redemption restrictions at the measurement date

•	Participant loans: valued at amortized cost, which approximates fair value.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial instruments carried at fair value as of December 31, 2009 and 2008:

	TOTAL	Level 1	Level 2	Level 3
2009
Mutual Funds:
Target date retirement funds	$6,411,039	$6,411,039	$—	$—
Balanced funds	2,394,804	2,394,804
Small cap funds	555,698	555,698
Medium cap funds	4,997,791	4,997,791
Large cap funds	6,079,801	6,079,801
Bond funds	1,665,988	1,665,988
International funds	2,242,712	2,242,712
Common Collective Trust	5,553,252		5,553,252
C&D Common Stock Fund	648,256	648,256
Participant Loans	303,447			303,447

Total assets at fair value	$30,852,788	$24,996,089	$5,553,252	$303,447

2008
Mutual Funds:
Target date retirement funds	$3,506,620	$3,506,620	$—	$—
Balanced funds	4,167,351	4,167,351
Small cap funds	306,145	306,145
Medium cap funds	3,500,331	3,500,331
Large cap funds	4,773,593	4,773,593
Bond funds	1,903,124	1,903,124
International funds	1,855,733	1,855,733
Common Collective Trust	5,671,957		5,671,957
C&D Common Stock Fund	1,092,032	1,092,032
Participant Loans	243,273			243,273

Total assets at fair value	$27,020,159	$21,104,929	$5,671,957	$243,273

The fair market value of the C&D Technology Common Stock Fund at December 31, 2009 and 2008 includes cash balances of $22,203 and $38,208, respectively.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following table presents a reconciliation of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

Participant Loans
Balance, January 1, 2008	$298,515
New loans issued	123,064
Loans deemed to be distributions	(5,512)
Loan principal repayments	(172,794)

Balance, December 31, 2008	$243,273

New loans issued	184,612
Loans deemed to be distributions	(4,883)
Loan principal repayments	(119,555)

Balance, December 31, 2009	$303,447

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net Assets Available for Benefits per the financial statements	$31,112,548	$27,573,880
Adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit responsive investment contracts in prior year	(103,264)	(305,957)

Net Assets Available for Benefits per the Form 5500	$31,009,284	$27,267,923

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008
Total additions per the financial statements	$7,568,323	$(10,541,675)
Add: Adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit responsive investment contracts in prior year	305,957	64,530
Less: Adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit responsive investment contracts in current year	(103,264)	(305,957)

Total income per the Form 5500	$7,771,016	$(10,783,102)

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	Plan Tax Status

The Plan has received a favorable determination letter dated May 22, 2002 from the Internal Revenue Service (“IRS”) advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”), and is therefore exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Related Party Transactions

Most Plan investments are shares of mutual funds and shares of a common/collective trust fund managed by Fidelity Management Trust Co. (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity for the recordkeeping and trustee services amounted to $42,031 and $44,109 for the years ended December 31, 2009 and 2008, respectively.

The Plan is interpreted, administered and operated by a committee which in Plan year 2009 and 2008 was comprised of the Company’s Vice President & Controller, Director Shared Services & Treasurer, Director of Compensation & Benefits and Deputy General Counsel. During the years ended December 31, 2009 and 2008, the Company paid administrative expenses directly related to audit fees of $48,790 and $48,775, respectively, on behalf of the Plan.

During 2009 and 2008, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of 320,900 shares for $589,253 and 180,200 shares for $758,960, respectively, and sales of C&D Technologies, Inc. common stock in the amount of 253,680 shares for $480,585 and 121,879 shares for $699,794, respectively.

8.	Risks and Uncertainties

The Plan provides for various investment options in any combination of Company stocks, mutual funds, common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

C&D Technologies Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue	Description of Investment including rate of interest	Current Value **
* Fidelity Magellan Fund	Registered Investment Company	3,558,301
* Fidelity Managed Income Portfolio Fund	Common Collective Trust	5,553,252
* Fidelity Growth & Income Fund	Registered Investment Company	—
* Fidelity Low-Priced Stock Fund	Registered Investment Company	2,967,563
* Fidelity Diversified International Fund	Registered Investment Company	2,242,712
* Fidelity Puritan Fund	Registered Investment Company	1,504,672
* Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	1,498,359
* Fidelity Freedom 2020 Fund	Registered Investment Company	2,081,681
* Fidelity Mid Cap Stock Fund	Registered Investment Company	1,047,694
* C&D Technologies, Inc. Common Stock Fund	Common Stock	648,256	***
* Fidelity Freedom 2010 Fund	Registered Investment Company	738,287
* Fidelity Freedom 2030 Fund	Registered Investment Company	911,189
* Fidelity Government Income Fund	Registered Investment Company	1,665,988
* Fidelity Blue Chip Fund	Registered Investment Company	671,534
* Fidelity Freedom 2000 Fund	Registered Investment Company	153,543
* Fidelity Freedom 2040 Fund	Registered Investment Company	447,988
* Fidelity Freedom 2025 Fund	Registered Investment Company	550,032
* Fidelity Freedom 2015 Fund	Registered Investment Company	1,023,180
* Fidelity Freedom Income Fund	Registered Investment Company	153,856
* Fidelity Freedom 2005 Fund	Registered Investment Company	134,884
* Fidelity Freedom 2035 Fund	Registered Investment Company	259,636
* Fidelity Freedom 2045 Fund	Registered Investment Company	42,751
* Fidelity Freedom 2050 Fund	Registered Investment Company	67,868
Morgan Stanley Institutional Fund Trust Fixed Income Portfolio	Registered Investment Company	736,276
Oakmark Fund Class I	Registered Investment Company	312,722
Morgan Stanley Institutional Small Company Growth B Fund	Registered Investment Company	307,060
Munder Small Cap Value A Fund	Registered Investment Company	248,638
Perkins MD CP VL Inv	Registered Investment Company	982,534
Davis NY Venture Y	Registered Investment Company	38,885
* Participant Loans	Interest, 5.25-11.5%, maturity from 2010 - 2018	303,447

Total investments		$30,852,788

*	Party-in-interest
**	Cost not required for participant directed investments
***	Includes cash of $22,203

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C&D Technologies Savings Plan

Date: June 28, 2010	By:	/s/ Ian J. Harvie
Ian J. Harvie.
Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

23.1 Consent of Independent Registered Public Accounting Firm